THE FUTURE OF COMMUNICATIONS



SILICON LABORATORIES

2001 ANNUAL REPORT

Silicon Laboratories Inc. is a global leader in the innovation of mixed-signal integrated circuit (IC) technology for the communications industry. The company applies its renowned design expertise to develop proprietary analog-intensive mixed-signal IC solutions that are implemented in CMOS. These products offer significant advantages in performance, size, cost and power consumption over traditional solutions.

Silicon Laboratories' product portfolio addresses the full spectrum of the global communications market and includes solutions targeted at wireless, wireline and optical communications. *As of January 1, 2002,* the company had applied for 125 patents on these innovative solutions.

Silicon Laboratories was founded in 1996 and is based in Austin, Texas. The company's common stock is traded on the Nasdaq National Market® under the symbol "SLAB."

FINANCIAL HIGHLIGHTS

Selected Financial Data

Year	*2001*	*2000*	*1999*	*1998*
(in thousands, except per share data)				
Revenues	$ 74,065	$ 103,103	$ 46,911	$ 5,609
Research and development	28,978	19,419	8,297	4,587
Operating income (loss)	(51,247)	22,973	14,661	(3,452)
Net income (loss)	(45,573)	14,017	11,040	(3,397)
Earnings (loss) per share - diluted	(0.99)	0.29	0.25	(0.37)
Pro forma presentation before certain non-cash charges:*				
Operating income (loss)	$ (6,899)	$ 30,435	$ 15,637	$ (3,444)
Net income (loss)	(1,225)	21,479	12,016	(3,389)
Earnings (loss) per share - diluted	(0.03)	0.44	0.28	(0.37)

** Excluding charges relating to amortization of goodwill, deferred stock compensation and write-off of in-process research & development*

Revenues

(In Millions)


$35
30
25
20
15
10
5
0
19.7
24.3
29.4
29.7
14.4
16.1
19.9
23.6
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2000
2001

FELLOW SHAREHOLDERS:

In 2001, semiconductor companies experienced the sharpest downturn in the history of the industry. Despite a decline in Silicon Laboratories' business in the first quarter of 2001, we remained focused and fulfilled our corporate goals with successful new product initiatives. As a result, we enjoyed three consecutive quarters of revenue growth during the year and returned to profitability in the fourth quarter. These results position Silicon Labs as a leading mixed-signal semiconductor company.

We made great strides during the year towards our goals of developing a broad product portfolio, wide customer base and diversified revenue stream. Our ability to execute to these goals, even under the most demanding market conditions, is a testament to the strength of our engineering, marketing, sales, manufacturing and management teams. Our team remained intact during 2001 and we continued to add talented personnel to all areas of the company.

We are pleased with the outcome of our efforts as demonstrated by the financial results with which we closed the year:

- during the fourth quarter, we had four greater than ten percent customers representing four different product areas.

- revenues from newer products increased significantly and accounted for sixty-four percent of our total fourth quarter revenues.

- we introduced twelve new platform products during the year, significantly expanding our product portfolio in all areas of the mixed-signal communications IC market.

We look to this diversity in customers, revenues and products as an indicator of Silicon Labs' strength and ability to grow in the future.

A Broad Customer Base

Our business strategy has always called for us to diversify our customer base. During 2001, we made significant progress towards this goal: our largest customer, Samsung, contributed seventeen percent of fourth quarter revenues and three additional customers brought in approximately ten percent of revenues each.

We enter 2002 with a broad customer base that includes over fifteen customers that contribute one percent or more of total revenues. In contrast, at the end of 2000, a single customer accounted for forty-five percent of our overall sales. We are focused on continuing to grow this broad base of customers across all product areas and in all regions of the world.

A Diverse Revenue Base

During 2001, our innovative new products began to gain traction and by the fourth quarter, our original DAA products accounted for just one-third of total sales. This is significant progress from the end of 2000 when the DAA accounted for eighty-four percent of our overall revenues. A combination of our CMOS RF synthesizer, ISOmodem™ embedded modem and ProSLIC™ subscriber line interface circuit comprised the majority of our revenues in the fourth quarter of 2001.

New Product Introductions

During 2001, Silicon Laboratories introduced twelve new platform products. Far beyond being simple derivatives of existing products, these products each represent a significant architectural achievement. This brings our total product offering to over thirty key products representing eight product areas and solidifies our position as a force in mixed-signal ICs for communications applications.

The new products came from diverse product areas and included the world's only 100% CMOS RF transceiver; an analog front end for ADSL applications; a precision clock IC for optical communications; a full family of OC-48 and OC-192 transceivers; higher-speed ISOmodems; and a Dual ProSLIC.

Poised For Future Growth

In addition to denoting the strength of our current business, our diverse revenue stream and broad range of new products position us well for significant growth in the coming years.

Because we are not reliant on a single customer or market, we believe we are less susceptible to seasonality and fluctuations in our customers' business. This stability allows us to remain focused on product development, marketing and support. During 2002, we anticipate that we will continue to expand our customer base and enjoy continued diversification.

The expansion of our innovative product portfolio holds strong revenue potential. We estimate that it takes approximately sixteen months for a new product to ramp from introduction through the design process and into volume production. Our current revenues are generated from four primary product areas introduced in 2000 or earlier: silicon DAA, RF synthesizer, ISOmodem and ProSLIC. In our view, the twelve products introduced in 2001 are well-positioned to begin to contribute meaningful revenues in 2002 and 2003. We believe this will have a significant favorable impact on Silicon Labs' business and revenues.

In anticipation of this growth, we intend to expand our operations during 2002. In 2001, we began this expansion with the addition of Daniel Artusi as Chief Operating Officer. Dan has twenty-five years of semiconductor business experience and is focused on growing the company to the next level. During 2002 we will also expand our manufacturing, applications and test capabilities to support our new products and customers.

While our focused strategy and ability to execute remain integral aspects of our business, it is the strength of our engineering team that drives our success. We are committed to developing best-in-class, highly-differentiated IC solutions that outpace alternative offerings. Our unique ability to develop these technologies is truly what sets Silicon Labs apart. We plan to continue our strong investment in research and development efforts through 2002.

Through innovative technology, strong business strategy and the ability to execute to our goals with excellence, Silicon Labs has achieved a pre-eminent position in the marketplace. We remain committed to our strategy and focused on global leadership in the mixed-signal communications IC market.



Navdeep Sooch

Navdeep Sooch
Chairman and
Chief Executive Officer

We consistently execute to our business goals, which led to three quarters of sequential revenue growth in 2001.

At Silicon Labs, we are focused on bringing the industry's leading mixed-signal IC technology to market. The stringent criteria against which all products we develop are measured is key to our success.

First-of-a-Kind Solutions

Our products bring unprecedented levels of performance and integration to the large, established markets they serve. Each of our products, across the wireless, wireline and optical communications areas, solves a technological challenge in a new way that provides significant size, cost and power savings to our customers. In our short history, we have compiled an impressive list of technical "firsts," establishing Silicon Labs as a leader in mixed-signal IC technology.

Strong Intellectual Property

Because of their high levels of innovation, our products have generated a very strong intellectual property portfolio. Because our products are first-of-a-kind, we are able to secure fundamental architectural patents that protect our technical interests and provide a strong barrier to entry for our competition. As of the end of 2001, we have filed for over 125 patents across all areas of our product portfolio, a testament to the innovative nature of our products and the strength of our engineering team.

Long Product Life Cycles

Analog-intensive solutions such as those developed by Silicon Labs enjoy long life cycles because of the complexity of their design and implementation. It is well-known in the industry that top analog design talent is scarce. The caliber of Silicon Labs' engineering talent is unparalleled and allows Silicon Labs to introduce the industry's most compelling designs. Based on these innovative solutions, we foster deep relationships with our customers that lead to stable and growing business across numerous product areas.

High-Margin Applications

Mixed-signal semiconductor companies with a strong analog capability have traditionally delivered high margins relative to the rest of the industry. Our high-performance, analog-intensive, proprietary solutions feature unprecedented levels of integration and claim some of the smallest die sizes in commercial use. And, all of our products are implemented in standard CMOS, which is the world's most manufacturable and lowest cost process technology.

Applied For or Granted Patents


140
120
100
80
60
40
20
0
3
41
49
94
125
1997
1998
1999
2000
2001

Gross Margins


60
40
20
0
55.5%
54.2%
57.1%
59.4%
Q1
Q2
Q3
Q4
2001

The world's first CMOS GSM transceiver from Silicon Labs reduces component count in leading GSM cellular handsets from over 100 to just 21

Silicon Labs was the first to sample a 100% CMOS single-package OC-192 transceiver, the smallest and best performing transceiver for optical networking applications

Silicon Labs' pioneering silicon DAA solutions enable soft modem technology in the latest desktop and portable PCs




Si4133W


Si5600




Si3021
Si3014



Silicon Labs is the only supplier to offer a single-chip CMOS synthesizer for 3G applications



Silicon Labs' ProSLIC is the industry's only integrated SLIC, codec and power supply and adds voice over IP capabilities in a tiny footprint



Silicon Laboratories offers a complete portfolio of innovative IC solutions that addresses a wide spectrum of the global communications infrastructure.

Silicon Laboratories has established a reputation as a leader in developing mixed-signal IC technology that changes the way communications products connect.

Wireless Solutions
Silicon Labs' innovative CMOS RF products provide the industry's best performance and highest integration. Addressing wireless applications including cellular handsets, the world's largest consumer market today, this innovative family includes a full range of single-chip RF synthesizers and the Aero™ RF transceiver. Introduced in March 2001, the Aero is the world's only 100% CMOS transceiver and requires only twenty-one components to implement a complete RF front end – up to eighty fewer components than traditional solutions.

Wireline Solutions
Silicon Labs' early success was based on solutions for wireline communications. The silicon DAA product family drives the industry-wide transition to soft modems and has captured over thirty percent of the V.90 modem market since its introduction in 1998.

The ISOmodem family, which now includes solutions for speeds up to 56K, is ideal for non-PC embedded applications and has gained wide success among leading satellite set-top box manufacturers.

The ProSLIC subscriber line interface family was expanded in 2001 with the addition of the Dual ProSLIC, which extends the ProSLIC reach from short-loop customer premises to long-loop central office applications.

Silicon Labs also introduced a highly-integrated DSL AFE during 2001 that provides the hardware interface to the phone line in DSL modems.

Optical Networking Solutions
Silicon Labs' optical products, based on the patented DSPLL™ technology, feature the industry's highest integration and best performance.

During 2001, Silicon Labs added a full family of OC-48 and OC-192 transceivers and a line of precision clocking ICs. The optical networking industry demands precise performance and high integration like that provided by Silicon Labs' solutions.

NEW PRODUCTS INTRODUCED


14
12
10
8
6
4
2
0
3
4
7
12
1998
1999
2000
2001

Q4-01 REVENUES, BY PRODUCT


2%
28%
34%
DAA
Other Wireline
Wireless
Optical
Q4-01

Silicon Labs' single-chip RF synthesizer eliminates dozens of external components in the latest GSM handsets



Silicon Labs' precision clock ICs reduce required board space significantly over competing solutions and provide the industry's best performance



Silicon Labs' RF synthesizer is found outside of the cellular handset in applications like satellite radio receivers



Si4133G





Si5364





Si4136-XM



Silicon Labs' DSL analog front end solution provides an integrated solution for both V.90 and DSL modems



Silicon Labs' ISOmodem provides the communications back channel in leading satellite set-top boxes



NEW ROCK

The diversity in Silicon Laboratories' customers, products and markets underscores the strength of our business.

Silicon Labs made significant progress during 2001 towards our goals of diversity in products, customers and revenues. This diversity provides a strong foundation for growth and makes the company resilient in the face of changing market conditions.

Broad Product Portfolio

A broad product portfolio is a key tenet of Silicon Labs' business strategy that increases our revenue potential significantly. We have grown from our original silicon DAA product into a full range of wireless, wireline and optical solutions.

Silicon Labs remains committed to expanding this portfolio. We plan to introduce a family of next-generation silicon DAAs that grows our value proposition; new ISOmodem products with expanded feature sets; new generations of the Aero GSM transceiver that feature even higher levels of integration and performance; and new members of the optical product families.

Broad Customer Base

Silicon Labs' customer mix has solidified significantly in the last twelve months, with four greater than ten percent customers during the fourth quarter of 2001.

Continuing to grow this customer base is a key area of focus for Silicon Labs as the company expands applications and sales teams throughout the world.

Diverse Revenue Stream

Over fifteen customers from all product areas contributed greater than one percent each of 2001 revenues. Silicon Labs will continue to focus on growing all product lines and will strive to continually add new customers to the mix. This diversity is a key component of our overall corporate strategy and business strength.

Silicon Labs is committed to maintaining growth, diversity and excellence in all areas of our business. With our proven ability to execute to our goals, we remain focused on leading the mixed-signal communications IC industry.

REVENUES BY CUSTOMER


Q4-01

REVENUES BY PRODUCT


100%
80%
60%
40%
20%
0
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2000
2001
DAA
Optical
Wireless
Non-DAA Wireline

Silicon Labs' RF synthesizers provide wireless networking capabilities in PC/MCIA cards



Silicon Labs' DSPLL optical products offer the industry's best performance in precision optical test equipment



Silicon Labs' RF synthesizer family includes single-chip solutions for GSM, general purpose, ISM, and 802.11b (W-LAN) applications


Si4133


Si5023


Si5020




Si4136



Silicon Labs' CDR ICs reduce required space significantly over discrete implementations and are the ideal solutions for Small Form Factor modules



Silicon Labs' silicon DAAs are found in a broad range of products outside of the PC, such as the latest videoconferencing equipment



Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes, which appear elsewhere in this report. The information contained in this Annual Report contains forward-looking statements based on our current expectations. These forward-looking statements involve risks and uncertainties, and actual future results may differ materially from those projected in the forward-looking statements. These risks include, among others, the risk that our new products may not achieve market acceptance, our dependence on a limited number of customers for a substantial portion of sales, the dependence on our DAA products for a significant portion of our sales, the risk that we may not manage costs effectively, and our exposure to the cyclical nature of the semiconductor industry. For a discussion of these and other factors which could impact our financial results and cause actual results to differ materially from those in the forward-looking statement, please refer to our recent filings with the SEC, particularly our Annual Report on SEC Form 10-K for the year ended December 29, 2001, that discuss our business in greater detail. The information in this Annual Report is not a complete description of our business or the risks associated with an investment in our common stock. Our fiscal year-end financial reporting periods are a 52- or 53-week year ending on the Saturday closest to December 31st. Fiscal 2000 had 52 weeks and ended on December 30, 2000. Fiscal 2001 had 52 weeks and ended on December 29, 2001.

Overview

We design and develop proprietary, analog-intensive, mixed-signal ICs for the rapidly growing communications industry. Our innovative ICs can dramatically reduce the cost, size and system power requirements of the products that our customers sell to their end-user customers. We currently offer ICs that can be incorporated into communications devices, such as modems and wireless phones, as well as cable and satellite set-top boxes, residential communication gateways for cable or DSL, cable modems, optical network equipment and remote gaming devices. Customers during fiscal 2001 included 3Com, Agere Systems, Ambit, Ciena, Echostar, Panasonic, PC-TEL, Samsung, Smart Link, Sony, Texas Instruments and Thomson.

Our company was founded in 1996. Our business has grown rapidly since our inception, as reflected by our employee headcount, which increased to 279 employees at the end of fiscal 2001, from 256 at the end of fiscal 2000, 148 at the end of fiscal 1999, and 42 at the end of fiscal 1998. As a "fabless" semiconductor company, we rely on third-party semiconductor fabricators to manufacture the silicon wafers that reflect our IC designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We also rely on third-party assemblers to assemble and package these die prior to final product testing and shipping.

We offer numerous mixed-signal communication ICs across eight product lines. We commenced research and development for our first IC product, the direct access arrangement, or DAA, in October 1996. We introduced our DAA product in the first quarter of fiscal 1998, and first received acceptance of this product for inclusion in a customer's device, which we refer to as a "design win", in March 1998. The first commercial shipment of our DAA product was made in April 1998. Based on the success of our family of DAA products, we became profitable in the fourth quarter of fiscal 1998. A majority of our sales to date have been derived from sales of our various DAA products and we expect to diversify our sales with new products. In fiscal 1999, we introduced two additional ICs, a voice codec product, which encodes analog signals within the voice frequency range into digital signals and decodes digital voice signals back into analog signals, and our ISOmodem product. In addition, we introduced our RF synthesizer product in fiscal 1999. In fiscal 2000, we introduced our ProSLIC product and a clock and data recovery product suitable for SONET physical layer applications. In fiscal 2001, we introduced a GSM transceiver chipset, a digital subscriber line analog front end and added several new optical networking products, among other product introductions. We will be less dependent on our DAA products for future sales to the extent that these products, or other products that we may introduce, are incorporated into devices sold by our customers.

Since our inception, a few customers have accounted for a substantial portion of our revenues. During fiscal 2001, our three largest customers accounted for 40% of our sales, including 15% for PC-TEL, 13% for Agere Systems and 12% for Samsung. In fiscal 2000, PC-TEL accounted for 46% of our revenues. In fiscal 1999, our three largest customers accounted for 84% of our revenues, including 62% for PC-TEL, 12% for Smart Link and 10% for 3Com. No other customer accounted for more than 10% of our revenues in any of these years. To date, a significant portion of our revenues has been generated through our direct sales force. In fiscal 1998, we began to establish a network of independent sales representatives and distributors worldwide to support our sales and marketing activities. We anticipate that sales through these representatives and distributors will increase as a percentage of our revenues in future periods. However, we expect to continue to experience significant customer concentration in direct sales to key customer accounts until we are able to diversify revenues with new customers.

On October 22, 2001, our largest customer, PC-TEL, announced that its revenues for the quarter ended on September 30, 2001 were below PC-TEL's previous expectations due to lack of demand for personal computers. PC-TEL also reported significant operating losses. Additionally, PC-TEL has recently announced changes to its executive team, including the chief executive officer, chief financial officer and vice president, development positions. We believe that this revenue shortfall and corresponding operating losses by PC-TEL combined with the changes in the executive team creates uncertainty for us as to the level of business we may derive from PC-TEL in the first half of fiscal year 2002.

The percentage of our revenues to customers located outside of the United States was 66% in fiscal 2001, 21% in fiscal 2000 and 7% in fiscal 1999. All of our revenues to date have been denominated in U.S. dollars. We believe that a greater percentage of our revenues will be made to customers outside of the United States as our products receive greater acceptance in international markets.

The sales cycle for the test and evaluation of our ICs can range from 1 month to 12 months or more. An additional 3 to 6 months or more may be required before a customer ships a significant volume of devices that incorporate our ICs. Due to this lengthy sales cycle, we may experience a significant delay between incurring expenses for research and development and selling, general and administrative efforts, and the generation of corresponding sales, if any. Consequently, if sales in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters would be adversely affected.

Our limited operating history and rapid growth makes it difficult for us to assess the impact of seasonal factors on our business. Because many of our ICs are designed for use in consumer products such as PCs and wireless telephones, we expect that the demand for our products will be subject to seasonal demand resulting in increased sales in the third and fourth quarters of each year when customers place orders to meet holiday demand. We expect to experience seasonal fluctuations in the demand for our products as customer demand increases in greater volume across our product offerings.

The following describes the line items set forth in our consolidated statements of operations:

Revenues. Revenues are generated principally by sales of our ICs. We recognize revenue upon the transfer of title, which generally occurs upon shipment to our customers. Revenues are deferred on shipments to distributors until they are resold by such distributors. Our products typically carry a one-year replacement warranty. Our revenues are subject to variation from period to period due to the volume of shipments made within a period and the prices we charge for our products. The vast majority of our revenues were negotiated at prices that reflect a discount from the list prices for our products. These discounts are made for a variety of reasons, including to establish a relationship with a new customer, as an incentive for customers to purchase products in larger volumes or in response to competition. In addition, as a product matures, we expect that the average selling price for that product will decline due to the greater availability of competing products. Therefore, our ability to increase revenues in the future is dependent on increased demand for our established products and our ability to ship larger volumes of those products in response to such demand, as well as customer acceptance of newly introduced products.

Cost of Revenues. Cost of revenues includes the cost of purchasing finished silicon wafers processed by independent foundries; costs associated with assembly, test and shipping of those products; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; an allocated portion of our occupancy costs; and allocable depreciation of testing equipment and leasehold improvements. Generally, we depreciate equipment over four years on a straight line basis. We also depreciate our leasehold improvements over the shorter of the estimated useful life or the applicable lease term. Recently introduced products tend to have higher cost of revenues per unit due to initially low production volumes required by our customers and higher costs associated with new package variations. Generally, as production volumes for a product increase, unit production costs tend to decrease as our semiconductor fabricators and assemblers achieve greater economies of scale for that product. Additionally, the cost of wafer procurement, which is a significant component of cost of goods sold, varies cyclically with overall demand for semiconductors.

Research and Development. Research and development expense consists primarily of compensation and related costs of employees engaged in research and development activities, as well as an allocated portion of our occupancy costs for such operations. We depreciate our research and development equipment over four years and amortize our purchased software from computer-aided design tool vendors over four years. Development activities include the design of new products and creation of test methodologies to assure compliance with required specifications.

Selling, General and Administrative. Selling, general and administrative expense consists primarily of personnel-related expenses, related allocable portion of our occupancy costs, sales commissions to independent sales representatives, professional fees, directors and officers liability insurance, other promotional and marketing expenses and reserves for bad debt. Write offs of uncollectible accounts have been insignificant to date.

Write Off of In-process Research & Development. Write off of in-process research & development reflects the write off of in-process research and development costs which we acquired in connection with our acquisition of Krypton Isolation, Inc. (Krypton).

Goodwill Amortization. Goodwill amortization includes the amortization of goodwill purchased in connection with our acquisitions of Krypton and SNR Semiconductor Incorporated (SNR). Goodwill is amortized over four to five years using the straight line method.

Impairment of Goodwill and Other Intangible Assets. Impairment of goodwill and other intangible assets reflects the charge to write-down that portion of the carrying value of goodwill and other intangible assets that is in excess of their fair value.

Amortization of Deferred Stock Compensation. In connection with the grant of stock options and direct issuances of stock to our employees, we recorded deferred stock compensation, representing, for accounting purposes, the difference between the exercise price of option grants, or the issuance price of direct issuances of stock, and the deemed fair value of our common stock at the time of such grants or issuances. The deferred stock compensation is amortized over the vesting period of the applicable options or shares, generally five to eight years. The amortization of deferred stock compensation is recorded as an operating expense.

Interest Income. Interest income reflects interest earned on average cash, cash equivalents and investment balances.

Interest Expense. Interest expense consists of interest on our long-term debt and capital lease obligations.

Provision (Benefit) for Federal and State Income Taxes. We accrue a provision (benefit) for federal and state income taxes at the applicable statutory rates, as adjusted for certain credits, permanent differences and other items.

Results of Operations

Comparison of Fiscal 2001 to Fiscal 2000

Revenues. Revenues in fiscal 2001 were $74.1 million, representing a decrease of $29.0 million or 28.1% from revenues of $103.1 million in fiscal 2000. The decrease in the dollar amount of revenues was primarily due to a decline in the sales volume of our DAA family of products, reflecting the rapid deterioration in demand for personal computers. Revenues from non-DAA products, such as the ISOmodem, the ProSLIC, the RF Synthesizer and our optical networking products, accounted for approximately 45.1% of revenues in fiscal 2001 as compared to 13.2% of revenues in fiscal 2000.

independent sales representatives, professional fees, directors and officers liability insurance, other promotional and marketing expenses and reserves for bad debt. Write offs of uncollectible accounts have been insignificant to date.

Write Off of In-process Research & Development. Write off of in-process research & development reflects the write off of in-process research and development costs which we acquired in connection with our acquisition of Krypton Isolation, Inc. (Krypton).

Goodwill Amortization. Goodwill amortization includes the amortization of goodwill purchased in connection with our acquisitions of Krypton and SNR Semiconductor Incorporated (SNR). Goodwill is amortized over four to five years using the straight line method.

Impairment of Goodwill and Other Intangible Assets. Impairment of goodwill and other intangible assets reflects the charge to write-down that portion of the carrying value of goodwill and other intangible assets that is in excess of their fair value.

Amortization of Deferred Stock Compensation. In connection with the grant of stock options and direct issuances of stock to our employees, we recorded deferred stock compensation, representing, for accounting purposes, the difference between the exercise price of option grants, or the issuance price of direct issuances of stock, and the deemed fair value of our common stock at the time of such grants or issuances. The deferred stock compensation is amortized over the vesting period of the applicable options or shares, generally five to eight years. The amortization of deferred stock compensation is recorded as an operating expense.

Interest Income. Interest income reflects interest earned on average cash, cash equivalents and investment balances.

Interest Expense. Interest expense consists of interest on our long-term debt and capital lease obligations.

Provision (Benefit) for Federal and State Income Taxes. We accrue a provision (benefit) for federal and state income taxes at the applicable statutory rates, as adjusted for certain credits, permanent differences and other items.

Results of Operations
Comparison of Fiscal 2001 to Fiscal 2000

Revenues. Revenues in fiscal 2001 were $74.1 million, representing a decrease of $29.0 million or 28.1% from revenues of $103.1 million in fiscal 2000. The decrease in the dollar amount of revenues was primarily due to a decline in the sales volume of our DAA family of products, reflecting the rapid deterioration in demand for personal computers. Revenues from non-DAA products, such as the ISOmodem, the ProSLIC, the RF Synthesizer and our optical networking products, accounted for approximately 45.1% of revenues in fiscal 2001 as compared to 13.2% of revenues in fiscal 2000.

Gross Profit. Cost of revenues decreased $3.6 million, or 10.1%, to $32.0 million in fiscal 2001 from $35.6 million in fiscal 2000, and represented 43.2% of revenues in fiscal 2001 and 34.5% of revenues in fiscal 2000, respectively. Gross profit in fiscal 2001 was $42.1 million or 56.8% of revenues, a decrease of $25.4 million or 37.6% as compared with gross profit of $67.5 million or 65.5% of revenues in fiscal 2000. The decrease in both the dollar amount of gross profit and gross margin percentage was primarily due to the substantial decrease in sales volume, decreased utilization of our testing capacity and higher reserves for excess inventory due to greater fluctuations in demand for our products. The future direction of gross margins is uncertain due to many factors such as the severity and duration of the personal computer industry downturn, our ability to sell existing inventory on hand, our ability to successfully introduce to market and sell new products, the selling prices for existing and new products, the extent to which our competitors introduce new products to market, and future product cost considerations with our vendors.

Research and Development. Research and development expense in fiscal 2001 was $29.0 million or 39.1% of revenues, which reflected an increase of $9.6 million or 49.5% as compared with research and development expense of $19.4 million or 18.8% of revenues in fiscal 2000. The increase in the dollar amount of research and development expense was principally due to significant increases in new product development initiatives, usage of more expensive advanced silicon CMOS processes, and increased spending to develop test methodologies for new products. As a percentage of revenues, research and development expense increased significantly due to the substantial decrease in sales volume in fiscal 2001. We expect that research and development expense will continue to increase in absolute dollars in future periods as we develop new ICs, and may fluctuate as a percentage of revenues due to changes in sales volume and new product development initiatives.

Selling, General and Administrative. Selling, general and administrative expense in fiscal 2001 was $20.0 million or 27.0% of revenues, which reflected an increase of $2.3 million or 13.0% as compared to selling, general and administrative expense of $17.7 million or 17.1% of revenues in fiscal 2000. The increase in the dollar amount of selling, general and administrative expense was principally attributable to increased staffing, but was partially offset by a decrease in spending on patent litigation fees. We expect our legal expenses to increase as a result of the infringement lawsuit filed against us by TDK Semiconductor Corporation in August 2001. We also expect that selling, general and administrative expense will increase in absolute dollars in future periods as we expand our sales channels, marketing efforts and administrative infrastructure. In addition, we expect selling, general and administrative expense to fluctuate as a percentage of revenues because of (1) the likelihood that indirect distribution channels, which entail the payment of commissions, will account for a larger portion of our revenues in future periods and, therefore, increase our selling, general and administrative expense relative to a direct sales force performing at satisfactory levels of productivity; (2) fluctuating usage of advertising to promote our products and, in particular, our newly introduced products; and (3) potential significant variability in our future sales volume. We expect our directors and officers liability insurance premiums to increase or our coverage limits to decline, or both, as a result of significantly constrained capacity in this segment of the insurance industry.

Write Off of In-Process Research & Development. There was no write off of in-process research & development in fiscal 2001. Write off of in-process research & development in fiscal 2000 was $0.4 million as a result of the acquisition of Krypton.

Goodwill Amortization. Goodwill amortization in fiscal 2001 was $4.2 million compared to $3.3 million in fiscal 2000. This increase was primarily due to the timing of the acquisitions of Krypton and SNR in late fiscal 2000. In fiscal 2001 we recorded a charge to reduce the carrying value of goodwill as discussed below in "Impairment of Goodwill and Other Intangible Assets."

Impairment of Goodwill and Other Intangible Assets. During fiscal 2001, we performed an assessment of the carrying value of our long-lived assets recorded in connection with our acquisitions of Krypton and SNR. This assessment was performed because we became aware of the following factors and circumstances:

- The revenue streams associated with those assets had decreased significantly since their acquisition and we did not expect to have any significant or identifiable future cash flows related to those assets;
- We determined that further development or alternative uses of the acquired technologies were remote; and
- The Krypton office was closed in August of 2001 and the related employees had since either ceased to work for us or been reassigned to new projects which were unrelated to the projects on which they previously worked.

As a result of this assessment, the Company concluded that the value of these assets had become permanently impaired and recorded charges of $33.3 million to write off related goodwill and $1.6 million to reduce the carrying value of related intangible assets to their fair value.

Amortization of Deferred Stock Compensation. We have recorded deferred stock compensation for the difference between the exercise price of option grants or the issuance price of direct issuances of stock, and the deemed fair value of our common stock at the time of such grants or issuances. We are amortizing this amount over the vesting periods of the applicable options or restricted stock, which resulted in amortization expense of $5.3 million in fiscal 2001 as compared to $3.8 million in fiscal 2000. The increase in the dollar amount of amortization of deferred stock compensation was due to additional deferred stock compensation for options and restricted stock issued.

Interest Income. Interest income in fiscal 2001 was $3.6 million as compared to $4.0 million in fiscal 2000. This decrease was primarily due to lower interest rates.

Interest Expense. Interest expense in fiscal 2001 was $0.8 million as compared to $1.2 million in fiscal 2000. The decrease in interest expense was primarily due to lower levels of debt in fiscal 2001.

Provision (Benefit) for Income Taxes. Our effective tax rate, excluding the impacts of non-deductible write off of in-process research & development, amortization of goodwill, impairment of goodwill and other intangible assets and deferred stock compensation, was a benefit of 69.6% in fiscal 2001, as compared to our effective tax provision rate of 35.5% in fiscal 2000. The current period's tax benefit rate was higher than the prior comparable period's tax provision rate primarily due to the current period's increased tax benefit from the estimated research and development tax credit in proportion to the amount of the current period's pre-tax loss.

Comparison of Fiscal 2000 to Fiscal 1999

Revenues. Revenues in fiscal 2000 were $103.1 million, representing an increase of $56.2 million or 120% from revenues of $46.9 million in fiscal 1999. The increase was attributable to the strong acceptance of our DAA family of products, and new product revenues from our ISOmodem, ProSLIC, voice codec, and RF synthesizer products. These new products represented 13.2% of total revenues in fiscal 2000 and 21.6% of revenues in the quarter ended December 30, 2000. Increased revenues reflected an increase in the number of customers that purchased our IC products and an increase in the volume that those customers bought.

Gross Profit. Cost of revenues increased $19.8 million, or 126%, to $35.6 million in fiscal 2000 from $15.8 million in fiscal 1999, and represented 34.5% of revenues in fiscal 2000 and 33.6% of revenues in fiscal 1999, respectively. Gross profit in fiscal 2000 was $67.5 million or 65.5% of revenues, a increase of $36.4 million or 117% as compared with gross profit of $31.1 million or 66.4% of revenues in fiscal 1999. The decline in gross margin percentage from fiscal 1999 to 2000 was due to increased capital equipment costs for our Austin, Texas based test facility to ensure adequate test capacity, and year-to-year declines in average selling prices as is customary in the semiconductor industry. These factors were partially offset by leveraging production tooling and inbound freight expenses over higher sales volume.

Research and Development. Research and development expense in fiscal 2000 was $19.4 million or 18.8% of revenues, which reflected an increase of $11.1 million or 134% as compared with research and development expense of $8.3 million or 17.7% of revenues in fiscal 1999. The increased research and development expense was due to product development activities in all product lines to develop new products and new test methodologies.

Selling, General and Administrative. Selling, general and administrative expense in fiscal 2000 was $17.7 million or 17.1% of revenues, which reflected an increase of $10.4 million or 145% as compared to selling, general and administrative expense of $7.2 million or 15.4% of revenues in fiscal 2000. The increase in the dollar amount of selling, general and administrative expense was attributable to our legal expenses of $2.8 million, or 2.7% of revenues, related to the infringement lawsuit we filed against Analog Devices and 3Com in January 2000 and settled during the quarter ended December 30, 2000. Increases in staffing in all areas of selling, general and administration also contributed to the rise in spending. Promotional activities for new product introductions and expenses related to operating as a public company, such as increased legal, investor relations and directors and officers liability insurance, added to these higher levels of expense as compared to the prior year. Selling, general and administrative expense, excluding the legal fees associated with the infringement lawsuit, decreased as a percentage of revenue due to substantially higher revenue levels in fiscal 2000.

Amortization of Deferred Stock Compensation. We have recorded deferred stock compensation for the difference between the exercise price of option grants, or the issuance price of direct issuances of stock, and the deemed fair value of our common stock at the time of such grants or issuances. We are amortizing this amount over the vesting periods of the applicable options or restricted stock, which resulted in amortization expense of $3.8 million for fiscal 2000 and $1.0 million for fiscal 1999.

Our amortization expense increased in fiscal 2000 due to an increase in deferred stock compensation for options and restricted stock issued in fiscal 2000 and fiscal 1999.

Write Off of In-process Research & Development. Write off of in-process research & development was $0.4 million in fiscal 2000 as a result of the fiscal 2000 acquisition of Krypton.

Goodwill Amortization. Goodwill amortization was $3.3 million in fiscal 2000 as a result of the fiscal 2000 acquisitions of Krypton and SNR.

Interest Income. Interest income was $4.0 million in fiscal 2000 as compared to $0.4 million in fiscal 1999. The increase in interest income was primarily due to higher cash balances invested in short-term investments reflecting the proceeds of our initial public offering completed in March of 2000.

Interest Expense. Interest expense was $1.2 million in fiscal 2000 as compared to $0.7 million in fiscal 1999. The increase in interest expense was primarily due to higher average levels of debt and lease financing during the year used to finance capital expenditures, particularly relating to the acquisition of IC testing equipment and leasehold improvements.

Provision (Benefit) for Income Taxes. Our effective tax rate excluding the impact of non-deductible goodwill, deferred compensation and write-off of in-process research & development was 35.5% and 21.7% for fiscal 2000 and fiscal 1999, respectively. Our tax rate increased in fiscal 2000 because we had substantially utilized all of our net operating loss carryforwards by the end of the prior fiscal year.

Liquidity and Capital Resources

Our principal sources of liquidity as of December 29, 2001 consisted of $101.2 million in cash, cash equivalents and short-term investments in addition to our bank credit facilities. Our bank credit facilities include a revolving line of credit available for borrowings and letters of credit of up to the lesser of $5.0 million or 80% of eligible accounts receivable at the bank's prime lending rate (4.75% as of December 29, 2001). At December 29, 2001, a letter of credit for $0.4 million related to a building lease was outstanding under the revolving line of credit and $4.6 million was available for new borrowings based on the 80% of eligible accounts receivable limitation.

The bank facility is secured by our accounts receivable, inventories, capital equipment and all other unsecured assets (excluding intellectual property). The line of credit and the separate letter of credit facility contain provisions that prohibit the payment of cash dividends and require the maintenance of tangible net worth and compliance with financial ratios, which measure our immediate liquidity and our ongoing ability to pay back our outstanding obligations. Any default on one of the bank facilities will cause all of the bank facilities to be in default under these agreements. We believe we were in compliance with all covenants at December 29, 2001.

We also have entered into agreements with three institutional lenders for equipment financing to purchase or lease equipment, leasehold improvements and software. At December 29, 2001, the amount outstanding under these agreements was $3.4 million. This indebtedness bears effective interest rates (including end-of-term interest payments of $1.3 million) ranging from 12.5% to 14.6% per annum, is secured by certain equipment, and is repayable over approximately the next two years.

During fiscal 2001, cash provided by operating activities was $11.7 million. This compares to cash provided by operating activities of $22.6 million during fiscal 2000 and cash provided by operating activities of $12.3 million in fiscal 1999. This reduction in cash flow in fiscal 2001 was primarily due to the significant reduction in revenues during the period.

Due to the nature of our business, we experience working capital needs in the areas of accounts receivable and inventory. Typically, we bill our customers on an open account basis with net 30 day payment terms or other specific terms and conditions that may vary from account to account as individually negotiated with customers. As of December 29, 2001, we had an accounts receivable balance of $10.5 million. If sales levels were to increase, it is likely that the level of receivables would also increase. In the event that customers delay their payments to us, the levels of accounts receivable would also increase. In the area of inventory, we believe that in order to maintain an adequate supply of product for our customers, we must carry a certain level of inventory. This inventory level may vary based principally upon either orders received from customers or our forecast of demand for these products. Other considerations in determining inventory levels may include the product life cycle stage of our products, customer demands for consignment inventory arrangements, and competitive situations in the marketplace. To address this difficult, subjective and complex area of judgment of determining proper inventory levels in a consistent manner, we apply a set of methods, assumptions and estimates to arrive at the net inventory amount by completing the following procedures which collectively comprise a critical accounting policy. First, we identify any inventory that has been previously reserved in prior periods. This inventory remains reserved until sold, destroyed or otherwise dispositioned. Second, we examine the inventory line items that may have some form of obsolescence due to non-conformance with electrical and mechanical standards as identified by our quality assurance personnel. Third, the remaining inventory not otherwise identified to be reserved is compared to an assessment of product history and forecasted demand, typically six months, or actual firm backlog on hand. Finally, an analysis of the result of this methodology is compared against the product life cycle and competitive situations in the marketplace driving the outlook for the consumption of the inventory and the appropriateness of the resulting inventory levels. As of December 29, 2001, we had net inventory balance of $5.2 million resulting from the application of this critical accounting policy which we deemed adequate to address these inventory considerations.

Capital expenditures decreased by $10.9 million to $6.2 million in fiscal 2001 from $17.1 million in fiscal 2000. This decrease in the dollar amount of capital expenditures was primarily due to the completion of our internal test floor for existing products in fiscal 2000 and spending controls implemented during fiscal 2001. The expenditures in fiscal 2001 were incurred to purchase semiconductor test equipment for new products, design software and engineering tools, other computer equipment, leasehold improvements and software to support our business capabilities. We anticipate capital expenditures of approximately $14.0 million for fiscal 2002, primarily to fund additional test floor, high speed capabilities and expand new product development activities.

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects and the expansion of our sales and marketing activities. We believe our existing cash balances and credit facilities are sufficient to meet our capital requirements through at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing. There can be no assurances that additional equity or debt financing, if required, will be available to us on acceptable terms or at all.

Recent Accounting Pronouncements

See discussion of Recent Accounting Pronouncements in Note 2 to our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Financial Statements and Supplementary Data

The selected consolidated balance sheet data as of fiscal year end 2001 and 2000 and the selected consolidated statements of operations data for fiscal 2001, 2000 and 1999 have been derived from audited consolidated financial statements included in this Annual Report. The selected consolidated balance sheet data as of fiscal year end 1999, 1998 and 1997 and the selected consolidated statements of operations data for fiscal 1998 and 1997 have been derived from audited consolidated financial statements not included in this Annual Report. You should read this selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those statements included in this Annual Report.

Consolidated Statements of Operations Data

(In thousands, except per share data)

Fiscal Year	*2001*	*2000*	*1999*	*1998*	*1997*
Revenues	$ 74,065	$103,103	$ 46,911	$ 5,609	$ –
Cost of revenues	31,930	35,601	15,770	2,371	–
Gross profit	42,135	67,502	31,141	3,238	–
Operating expenses:					
Research and development	28,978	19,419	8,297	4,587	1,364
Selling, general and administrative	20,056	17,648	7,207	2,095	627
Write off of in-process research & development	–	394	–	–	–
Goodwill amortization	4,187	3,307	–	–	–
Impairment of goodwill and other intangible assets	34,885	–	–	–	–
Amortization of deferred stock compensation	5,276	3,761	976	8	–
Operating expenses	93,382	44,529	16,480	6,690	1,991
Operating income (loss)	(51,247)	22,973	14,661	(3,452)	(1,991)
Other income (expenses):					
Interest Income	3,622	4,038	402	261	178
Interest Expense	(751)	(1,162)	(699)	(206)	(22)
Income (loss) before income taxes	(48,376)	25,849	14,364	(3,397)	(1,835)
Provision (benefit) for income taxes	(2,803)	11,832	3,324	–	–
Net income (loss)	$(45,573)	$14,017	$11,040	$(3,397)	$(1,835)
Net income (loss) per share:					
Basic	$ (.99)	$ .37	$ .73	$ (.37)	$ (1.04)
Diluted	$ (.99)	$ .29	$ .25	$ (.37)	$ (1.04)
Weighted-average common shares outstanding:					
Basic	45,914	38,326	15,152	9,129	1,760
Diluted	45,914	48,788	43,657	9,129	1,760

Consolidated Balance Sheet Data:

	Dec. 29, 2001	*Dec. 30, 2000*	*Jan. 1, 2000*	*Jan. 2, 1999*	*Jan. 3, 1998*
Cash, cash equivalents and short-term investments	$101,248	$96,438	$14,706	$5,824	$3,778
Working capital	106,556	103,347	14,281	5,209	2,045
Total assets	145,021	184,840	41,958	14,014	6,023
Long-term liabilities	3,817	5,125	6,223	2,153	747
Redeemable convertible preferred stock	–	–	12,750	12,750	5,250
Total stockholders' equity (deficit)	125,407	162,951	8,003	(5,149)	(1,776)

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Silicon Laboratories Inc.

We have audited the accompanying consolidated balance sheets of Silicon Laboratories Inc. as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Laboratories Inc. at December 29, 2001 and December 30, 2000, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Austin, Texas
January 16, 2002

Silicon Laboratories Inc. Consolidated Balance Sheets (in thousands, except per share data)

	December 29, 2001	*December 30, 2000*
Assets		
Current assets:		
Cash and cash equivalents	$ 82,346	$ 51,902
Short-term investments	18,902	44,536
Accounts receivable, net of allowance for doubtful accounts of $490 at December 29, 2001 and $758 at December 30, 2000	10,543	13,616
Inventories	5,221	7,219
Deferred income taxes	2,268	1,719
Prepaid expenses and other	3,073	1,119
Total current assets	122,353	120,111
Property, equipment and software, net	20,038	22,625
Goodwill and other intangible assets	199	39,686
Other assets	2,431	2,418
Total assets	$ 145,021	$ 184,840
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 6,999	$ 8,728
Accrued expenses	3,897	2,406
Deferred revenue	2,862	2,640
Current portion of long-term liabilities	2,039	2,078
Income taxes payable	–	912
Total current liabilities	15,797	16,764
Long-term debt and leases	1,363	3,390
Other long-term liabilities	2,454	1,735
Total liabilities	19,614	21,889
Stockholders' equity:		
Common stock–$.0001 par value; 250,000 shares authorized; 48,640 and 48,117 shares issued and outstanding at December 29, 2001 and December 30, 2000, respectively	5	5
Additional paid-in capital	170,567	165,404
Stockholder notes receivable	(794)	(1,202)
Deferred stock compensation	(18,603)	(21,061)
Retained earnings (accumulated deficit)	(25,768)	19,805
Total stockholders' equity	125,407	162,951
Total liabilities and stockholders' equity	$ 145,021	$ 184,840

The accompanying notes are an integral part of these consolidated financial statements.

Silicon Laboratories Inc. Consolidated Statements of Operations (in thousands, except per share data)

	Year Ended		
	December 29, 2001	*December 30, 2000*	*January 1, 2000*
Revenues	$ 74,065	$ 103,103	$ 46,911
Cost of revenues	31,930	35,601	15,770
Gross profit	42,135	67,502	31,141
Operating expenses:			
Research and development	28,978	19,419	8,297
Selling, general and administrative	20,056	17,648	7,207
Write off of in-process research & development	–	394	–
Goodwill amortization	4,187	3,307	–
Impairment of goodwill and other intangible assets	34,885	–	–
Amortization of deferred stock compensation	5,276	3,761	976
Operating expenses	93,382	44,529	16,480
Operating income (loss)	(51,247)	22,973	14,661
Other income (expense):			
Interest income	3,622	4,038	402
Interest expense	(751)	(1,162)	(699)
Income (loss) before income taxes	(48,376)	25,849	14,364
Provision (benefit) for income taxes	(2,803)	11,832	3,324
Net income (loss)	$ (45,573)	$ 14,017	$ 11,040
Net income (loss) per share:			
Basic	$(0.99)	$0.37	$0.73
Diluted	$(0.99)	$0.29	$0.25
Weighted-average common shares outstanding:			
Basic	45,914	38,326	15,152
Diluted	45,914	48,788	43,657

The accompanying notes are an integral part of these consolidated financial statements.

Silicon Laboratories Inc. Consolidated Statements of Changes in Stockholders' Equity (in thousands)

	Common Stock						
	Number of Shares	*Par Value*	*Additional Paid-In Capital*	*Stockholder Notes Receivable*	*Deferred Stock Compensation*	*Retained Earnings (Deficit)*	*Total Stockholders' Equity (Deficit)*
Balance as of January 2, 1999	28,642	$3	$721	$(215)	$(406)	$ (5,252)	$ (5,149)
Exercises of stock options	1,411	–	2,047	(1,267)	–	–	780
Income tax benefit from exercise of stock options	–	–	91	–	–	–	91
Repurchase and cancellation of unvested shares	(37)	–	(10)	10	–	–	–
Compensation expense related to stock options and direct stock issuances to non-employees	–	–	266	–	–	–	266
Deferred stock compensation	–	–	15,899	–	(15,899)	–	–
Amortization of deferred stock compensation	–	–	–	–	975	–	975
Net income	–	–	–	–	–	11,040	11,040
Balance as of January 1, 2000	30,016	3	19,014	(1,472)	(15,330)	5,788	8,003
Conversion of Preferred Stock to Common Stock	13,884	2	12,849	–	–	–	12,851
Net Proceeds from Initial Public Offering	3,200	–	90,646	–	–	–	90,646
Compensation expense related to warrants	–	–	153	–	–	–	153
Exercises of stock options	573	–	1,705	–	–	–	1,705
Income tax benefit from exercise of stock options	–	–	1,685	–	–	–	1,685
Repurchase and cancellation of unvested shares	(25)	–	(70)	–	–	–	(70)
Repayment of stockholder notes receivable	–	–	–	270	–	–	270
Employee Stock Purchase Plan	29	–	700	–	–	–	700
Deferred stock compensation	–	–	9,458	–	(9,458)	–	–
Amortization of deferred stock compensation	–	–	–	–	3,761	–	3,761
Purchase acquisitions	440	–	29,264	–	(34)	–	29,230
Net income	–	–	–	–	–	14,017	14,017
Balance as of December 30, 2000	48,117	5	165,404	(1,202)	(21,061)	19,805	162,951
Exercises of stock options and warrants	469	–	587	–	–	–	587
Income tax benefit from exercise of stock options	–	–	662	–	–	–	662
Repurchase and cancellation of unvested shares	(14)	–	(24)	24	–	–	–
Repayment of stockholder notes receivable	–	–	–	384	–	–	384
Employee Stock Purchase Plan	68	–	1,120	–	–	–	1,120
Deferred stock compensation	–	–	2,818	–	(2,818)	–	–
Amortization of deferred stock compensation	–	–	–	–	5,276	–	5,276
Net loss	–	–	–	–	–	(45,573)	(45,573)
Balance as of December 29, 2001	48,640	$5	$170,567	$(794)	$(18,603)	$(25,768)	$125,407

The accompanying notes are an integral part of these consolidated financial statements.

Silicon Laboratories Inc. Consolidated Statements of Cash Flows (in thousands)

	Year Ended		
	December 29, 2001	December 30, 2000	January 1, 2000
Operating Activities			
Net income (loss)	$(45,573)	$14,017	$11,040
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization of property, equipment and software	7,968	6,218	1,972
Amortization of goodwill, other intangible assets and other assets	4,608	3,532	–
Impairment of goodwill and other intangible assets	34,885	–	–
Amortization of deferred stock compensation	5,276	3,761	975
Amortization of note/lease end-of-term interest payments	322	323	142
Compensation expense related to stock options, direct stock issuance, and warrants to non-employees	–	153	266
Income tax benefit from exercise of stock options	662	1,685	91
Changes in operating assets and liabilities:			
Investment interest receivable	706	(608)	–
Accounts receivable	3,072	(3,105)	(7,447)
Inventories	1,998	(3,847)	(2,202)
Prepaid expenses and other	133	(557)	(300)
Income tax receivable	(2,086)	–	–
Other assets	71	(811)	(218)
Accounts payable	(979)	847	4,232
Accrued expenses	1,491	1,136	854
Deferred revenue	222	1,634	1,006
Deferred income taxes	(152)	(302)	(963)
Income taxes payable	(912)	(1,466)	2,822
Net cash provided by operating activities	11,712	22,610	12,270
Investing Activities			
Purchases of short-term investments	(59,210)	(63,012)	(9,385)
Maturities of short-term investments	84,138	25,593	5,833
Purchases of property, equipment and software	(5,400)	(15,843)	(9,904)
Purchases of other assets	(821)	(1,250)	–
Acquisition of businesses, net of cash acquired	–	(14,433)	–
Net cash provided by (used in) investing activities	18,707	(68,945)	(13,456)
Financing Activities			
Proceeds from long-term debt	–	3,532	6,424
Payments on long-term debt	(1,535)	(6,350)	(1,274)
Proceeds from equipment lease financing	–	–	976
Payments on capital leases	(531)	(493)	(390)
Proceeds from repayment of stockholder notes	384	270	–
Proceeds from exercise of warrants	–	100	–
Proceeds from Employee Stock Purchase Plan	1,120	700	–
Repurchase and cancellation of common stock	–	(70)	–
Net proceeds from initial public offering	–	90,646	–
Net proceeds from exercises of stock options	587	1,705	780
Net cash provided by financing activities	25	90,040	6,516
Increase in cash and cash equivalents	30,444	43,705	5,330
Cash and cash equivalents at beginning of period	51,902	8,197	2,867
Cash and cash equivalents at end of period	$82,346	$51,902	$ 8,197
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$424	$827	$593
Income taxes paid (received)	$ (1,104)	$11,855	$ 1,489

The accompanying notes are an integral part of these consolidated financial statements.

SILICON LABORATORIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 29, 2001

1. Organization

Silicon Laboratories Inc. (the Company), a Delaware corporation, develops and markets mixed-signal analog-intensive integrated circuits (ICs) for various communications markets. Within the semiconductor industry, the Company is known as a "fabless" company meaning that the ICs are manufactured by third-party semiconductor companies. The Company was incorporated in 1996, and emerged from the development stage in fiscal 1998.

2. Significant Accounting Policies

Basis of Presentation
The Company prepares financial statements on a 52-53 week year that ends on the Saturday closest to December 31. Fiscal year 2001 ended on December 29, 2001, fiscal year 2000 ended on December 30, 2000, and fiscal year 1999 ended on January 1, 2000. All of the periods presented have 52 weeks.

Principles of Consolidation and Foreign Currency Translation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Silicon Laboratories Isolation, Inc., Silicon Laboratories UK Ltd. and Silicon Laboratories K.K. All significant intercompany balances and transactions have been eliminated. The functional currency of the Company's foreign subsidiaries, Silicon Laboratories UK Ltd. and Silicon Laboratories K.K., is the U.S. dollar; accordingly, all translation gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in net income (loss).

Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits and investments with a maturity of ninety days or less when purchased.

Short-Term Investments
The Company's short-term investments have original maturities greater than ninety days and less than one year and have been classified as available-for-sale securities in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* The carrying value of all available-for-sale securities approximates their fair value. Short-term investments at December 29, 2001 and December 30, 2000 consist of the following (in thousands):

	Carrying Value	
	December 29, 2001	December 30, 2000
Municipal Securities	$15,867	$17,529
Auction Rate Securities	3,035	11,242
U.S. Treasury Bills	–	15,765
	$18,902	$44,536

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, receivables, accounts payable, and borrowings. The Company believes all of these financial instruments are recorded at their current market values.

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. Inventories consist of the following (in thousands):

	December 29, 2001	December 30, 2000
Work in progress	$ 3,582	$ 4,302
Finished goods	1,639	2,917
	$ 5,221	$ 7,219

Property, Equipment, and Software

Property, equipment, and software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets (generally four to five years). Amortization of assets recorded under capital leases is computed using the straight-line method over the shorter of the asset's useful life or the term of the lease and such amortization is included with depreciation expense (See also Note 5). Leasehold improvements are depreciated over the contractual obligation of the lease period or their useful life, whichever is shorter. Property, equipment and software consist of the following (in thousands):

	December 29, 2001	December 30, 2000
Equipment	$24,917	$21,618
Computers and purchased software	8,633	7,147
Furniture and fixtures	940	885
Leasehold improvements	2,182	1,979
	36,672	31,629
Accumulated depreciation	(16,634)	(9,004)
	$20,038	$22,625

Long-lived Assets

The Company evaluates its long-lived assets in accordance with FASB SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and would be written off in the period in which the determination was made.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in market rate accounts and U.S. Treasury Bills. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for doubtful accounts receivable based upon the expected collectibility of such receivables. The following table summarizes the changes in the allowance for doubtful accounts receivable (in thousands):

Balance at January 2, 1999	$ 56
Additions charged to costs and expenses	513
Write-off of uncollectible accounts	–
Balance at January 1, 2000	569
Balance acquired from Krypton Isolation, Inc. (Krypton) purchase	56
Additions charged to costs and expenses	133
Write-off of uncollectible accounts	–
Balance at December 30, 2000	758
Additions (reductions) charged to costs and expenses	(229)
Write-off of uncollectible accounts	(39)
Balance at December 29, 2001	$ 490

All of the Company's products are currently fabricated by two companies in Taiwan. The inability by either of these partners to timely deliver wafers to the company could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The following is a detail of customers that accounted for greater than 10% of revenue in the respective fiscal years:

Year Ended	*December 29, 2001*	*December 30, 2000*	*January 1, 2000*
Customer A	15%	46%	62%
Customer B	13	–	–
Customer C	12	–	–
Customer D	–	–	12
Customer E	–	–	10

Revenue Recognition
Revenue from product sales direct to customers is recognized upon title transfer, which generally occurs upon shipment. Certain of the Company's sales are made to distributors under agreements allowing certain rights of return and price protection on products unsold by distributors. Accordingly, the Company defers revenue and gross profit on such sales until the product is sold by the distributors.

Advertising
Advertising costs are expensed as incurred. Advertising expenses were $483,000, $718,000, and $296,700 in the fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000, respectively.

Stock-Based Compensation
FASB SFAS No. 123, *Accounting for Stock-Based Compensation*, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to continue to account for its employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.*

On March 31, 2000, the FASB issued Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25.* The Interpretation clarifies guidance for certain issues that arose in the application of APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The interpretation has been applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except as follows: (i) requirements related to the definition of an employee apply to indirectly reduce the exercise price of an award apply to modifications made after December 15, 1998; and (iii) modifications to add a reload feature to an award apply to modifications made after January 12, 2000. The adoption of this pronouncement had no impact on the earnings or the financial condition of the Company, other than the impact on the valuation of stock options assumed as part of the Krypton acquisition in fiscal 2000.

Other Comprehensive Income (Loss)
In June 1997, the FASB issued SFAS No. 130, *Reporting Comprehensive Income*, which establishes standards for reporting and display of comprehensive income and its components in the financial statements. There were no material differences between net income (loss) and comprehensive income (loss) during any of the periods presented.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* This statement requires the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Segment Information
The Company has one operating segment, mixed-signal communication ICs, consisting of eight product lines. The Company's chief operating decision maker is considered to be the Chief Executive Officer and Chairman of the Board. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the operating segment level.

Approximately $48,672,000, $22,059,000, and $3,372,000 of the Company's revenues were from export sales for the fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000, respectively. The operations and assets of Silicon Laboratories Isolation, Inc., Silicon Laboratories UK Ltd. and Silicon Laboratories K.K. were immaterial in all periods presented.

Reclassifications
Certain reclassifications have been made to prior year financial statements to conform with current year presentation.

Earnings (Loss) Per Share
The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Year Ended		
	December 29, 2001	December 30, 2000	January 1, 2000
Net income (loss)	$(45,573)	$14,017	$11,040
Basic:			
Weighted-average shares of common stock outstanding	48,431	43,628	29,177
Weighted-average shares of common stock subject to repurchase	(2,517)	(5,302)	(14,025)
Shares used in computing basic net income (loss) per share	45,914	38,326	15,152
Effect of dilutive securities:			
Weighted-average shares of common stock subject to repurchase	–	5,131	13,370
Convertible preferred stock and warrants	–	3,235	13,965
Stock options	–	2,096	1,170
Shares used in computing diluted net income (loss) per share	45,914	48,788	43,657
Basic net income (loss) per share	$(0.99)	$0.37	$0.73
Diluted net income (loss) per share	$(0.99)	$0.29	$0.25

Approximately 4,199,000 common shares have been excluded from the diluted loss per share calculation for the year ended December 29, 2001.

Recent Accounting Pronouncements
In July 2001, the FASB issued SFAS Nos. 141 and 142, *Business Combinations* and *Goodwill and Other Intangible Assets*. SFAS No. 141 replaces APB No. 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from

an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS No. 141 and 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS No. 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS No. 141 will be reclassified to goodwill. Companies are required to adopt SFAS No. 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS No. 142 on December 30, 2001, the beginning of fiscal 2002. In connection with the adoption of SFAS No. 142, the Company will be required to perform a transitional goodwill impairment assessment. The adoption of SFAS No. 141 and 142 will not have a material impact on the Company's results of operations and financial position since the Company's existing balances of goodwill and other intangible assets are not significant due to impairment charges recorded in fiscal 2001 under SFAS No. 121, *Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.*

3. Goodwill and Other Intangible Assets

The components of intangible assets are as follows (in thousands):

	Workforce	*Customer Base*	*Acquired Technology*	*Patents*	*Goodwill*	*Total*
Balance at January 1, 2000	$ –	$ –	$ –	$ –	$ –	$ –
Acquisition of assets	345	1,006	952	120	40,794	43,218
Amortization	(36)	(84)	(89)	(16)	(3,306)	(3,532)
Balance at December 30, 2000	309	922	863	104	37,488	39,686
Amortization	(168)	(101)	(106)	(40)	(4,187)	(4,602)
Write-down of assets	(6)	(821)	(757)	–	(33,301)	(34,885)
Net balance at December 29, 2001	$ 135	$ –	$ –	$ 64	$ –	$ 199

During fiscal 2001, the Company performed an assessment of the carrying value of the Company's long-lived assets recorded in connection with our acquisitions of Krypton and SNR Semiconductor Incorporated (SNR). This assessment was performed pursuant to Statement of FASB SFAS No. 121, *Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.* The Company performed this assessment because it became aware of the following factors and circumstances:

- The revenue streams associated with those assets had decreased significantly since their acquisition and the Company did not expect to have any significant or identifiable future cash flows related to those assets;
- The Company determined that further development or alternative uses of the acquired technologies were remote; and
- The Krypton office was closed in August of 2001 and the related workforce had since either ceased to work for us or been reassigned to new projects which were unrelated to the projects on which they previously worked.

The Company determined fair value for those assets that had separately identifiable cash flows to be the projected undiscounted future cash flows to be derived from those assets over their remaining estimated useful lives. The Company placed no value on those assets that did not have separately identifiable cash flows as the factors normally judged to constitute future value, such as the expectation of future business and/or revenues, the expectation of ongoing development of new products, the good name and reputation of the acquired company, etc., appeared to be absent.

As a result of this assessment, the Company concluded that the value of those assets had become permanently impaired and recorded charges for $33.3 million to write-off related goodwill and $1.6 million to reduce the carrying value of related intangible assets to their fair value.

4. Long-term Liabilities

The Company has a revolving line of credit agreement (the Agreement) with a commercial bank. Under the provisions of the Agreement, the line of credit allows for borrowings of up to the lesser of $5 million or 80% of eligible accounts receivable at the bank's prime lending rate (4.75% as of December 29, 2001). The bank facility is secured by the Company's accounts receivable, inventory, capital equipment and other unsecured assets (excluding intellectual property). At December 29, 2001 and December 30, 2000, a letter of credit for $0.4 million relating to a building lease was outstanding under the facility. As a result, available borrowings under this facility were $4.6 million at December 29, 2001 and December 30, 2000. There are covenants related to net worth and liquidity associated with this line of credit, with which the Company is in compliance as of December 29, 2001.

Long-term debt and leases consist of the following:

	December 29, 2001	December 30, 2000
	(in thousands)	
Note payable, at 9.08%, payable in monthly installments of $24,800 through March 1, 2003 with a $200,600 interest payment due at maturity	$ 351	$ 604
Note payable, at 9.77%, payable in monthly installments of $4,100 through June 1, 2003	68	109
Note payable, at 9.91%, payable in monthly installments of $14,000 through September 1, 2003	270	404
Note payable, at 10.22%, payable in monthly installments of $5,800 through December 1, 2003	126	180
Note payable, at 6.71%, payable in monthly installments of $30,600 through February 28, 2003 with a $243,200 interest payment due at maturity	411	739
Note payable, at 6.92%, payable in monthly installments of $19,300 through July 31, 2003 with a $152,900 interest payment due at maturity	347	548
Note payable, at 7.13%, payable in monthly installments of $40,000 to $46,000 through April 30, 2004 with a $399,200 interest payment due at maturity	1,184	1,605
Note payable, at 7.5%, payable in monthly installments of $9,900 to $11,400 through April 30, 2004 with a $98,100 interest payment due at maturity	292	395
Capital lease obligations	353	884
	3,402	5,468
Current portion	(2,039)	(2,078)
Long-term portion	$ 1,363	$ 3,390

The notes payable and capital lease obligations are borrowings with three institutional financing providers for equipment financing. The indebtedness is secured by a security interest in the underlying equipment.

Periodically, the Company will purchase or make advance deposits toward the purchase of machinery and equipment; and within one to three months enter into leasing arrangements to finance these assets. These leasing arrangements result in the reimbursement of the amounts initially paid by the Company and do not result in any gains or losses. Such reimbursements have been reflected in the statement of cash flows as proceeds from equipment lease financings.

The Company has financed the acquisition of certain computers and other equipment under capital lease transactions which are accounted for as financings and mature through fiscal year 2003. As of December 29, 2001 and December 30, 2000, equipment under capital lease included in property, equipment and software was $353,000 and $884,000, respectively.

At December 29, 2001, contractual maturities of debt and future minimum annual payments due under capital lease obligations are as follows (in thousands):

Fiscal Year	Debt	Capital Leases	Total
2002	$ 1,698	$ 364	$ 2,062
2003	1,125	12	1,137
2004	226	–	226
	3,049	376	3,425
Less amount representing interest	–	(23)	(23)
	3,049	353	3,402
Less current portion	(1,698)	(341)	(2,039)
Long-term debt and leases	$ 1,351	$ 12	$ 1,363

5. Stockholders' Equity

Stock Split
On November 3, 1999, the Company effected a two-for-one stock split through a stock dividend of common stock. All references to common stock share and per share amounts, including options to purchase common stock, have been retroactively restated to reflect the stock split as if such split had taken place at the inception of the Company. Also, the conversion ratio of the redeemable convertible preferred stock has been adjusted from one-for-one to one-for-two.

Preferred Stock
As of December 29, 2001 and December 30, 2000, no shares of preferred stock were outstanding. As of January 1, 2000, Redeemable Convertible Preferred Stock was as follows (in thousands, except per share data):

Series	Par Value	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Undesignated	$.0001	998	–	$ –
A	$.0001	5,391	5,345	5,250
B	$.0001	1,611	1,576	7,500
		8,000	6,921	$ 12,750

On March 23, 2000, simultaneously with the closing of the Company's initial public offering, all outstanding shares of the Company's Redeemable Convertible Preferred Stock were converted on a one-for-two ratio into an aggregate of 13,884,190 shares of the Company's common stock. Also upon completion of the public offering, the number of authorized shares of preferred stock increased from 8,000,000 to 10,000,000 shares. The Company's board of directors will have the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each of the series.

Common Stock

The Company had 48,640,055 shares of common stock outstanding as of December 29, 2001. Of these shares, 1,745,134 shares were unvested and are subject to rights of repurchase that lapse according to a time based vesting schedule.

As of December 29, 2001, the Company had reserved shares of common stock for future issuance as follows:

Employee Stock Option Plans	7,037,014
Employee Stock Purchase Plan	543,265
Total shares reserved	7,580,279

On January 2, 2002 the amount of shares reserved for the 2000 Stock Incentive Plan and the Employee Stock Purchase Plan automatically increased by 2,432,003 and 243,200, respectively.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Company's board of directors on January 5, 2000. Eligible employees may purchase a limited number of shares of the Company's common stock at 85% of the market value at semi-annual intervals. As of December 29, 2001, a total of 640,587 shares of the Company's common stock were authorized for issuance under the Purchase Plan. There were 67,981 and 29,341 shares issued under the Purchase Plan in fiscal 2001 and fiscal 2000, respectively.

Stock Option/Stock Issuance Plans

In fiscal 2000, the Company's board of directors and stockholders approved the 2000 Stock Incentive Plan (the 2000 Plan). The 2000 Plan contains programs for (i) the discretionary granting of stock options to employees, non-employee board members and consultants for the purchase of shares of the Company's common stock, (ii) the discretionary issuance of common stock directly to employees (direct issuance shares), (iii) the granting of special below-market stock options to executive officers and other highly compensated employees of the Company for which the exercise price can be paid using earnings deductions and (iv) the automatic issuance of stock options to non-employee board members. Upon the Company's initial public offering, the 2000 Plan incorporated all stock options and direct issuance shares outstanding under the 1997 Stock Option/Stock Issuance Plan (the 1997 Plan). Under the 1997 Plan, employees, members of the Company's board of directors and independent advisors were granted stock options or were issued direct issuance shares as a direct purchase or as a bonus for services rendered to the Company. In connection with the acquisition of Krypton in fiscal 2000, the Company assumed outstanding options for 90,449 shares of the Company's common stock.

The 2000 Plan and the 1997 Plan contain similar terms. The direct issuance shares and the stock options contain vesting provisions ranging from four to eight years. If permitted by the Company, stock options can be exercised immediately and, similar to the direct issuance shares, are subject to repurchase rights which generally lapse in accordance with the vesting schedule. The repurchase rights provide that upon certain defined events, the Company can repurchase unvested shares at the price paid per share. The term of each stock option is no more than ten years from the date of grant.

At December 29, 2001, 13,024,157 shares were authorized for issuance under the 2000 Plan. No further options or direct issuances may be granted under the 1997 Plan.

The Company recorded deferred stock compensation of $3,294,000, $9,492,000 and $15,899,000 in connection with stock options granted or assumed for 160,000 shares, 297,697 shares and 2,464,200 shares of common stock during fiscal 2001, 2000 and 1999, respectively. These amounts represent the difference between the exercise price of the stock option and the market price or the subsequently deemed fair value of the Company's common stock. The deferred stock compensation is amortized over the vesting periods of the applicable options, resulting in amortization expense of $5,276,000, $3,761,000 and $976,000 for fiscal years 2001, 2000 and 1999, respectively.

During fiscal 1999 and 1998, the Company made full recourse loans to employees of $1,267,500 and $147,500, respectively, in connection with the employees' purchase of shares through exercises of options. These full recourse notes are secured by the shares of stock, are interest bearing at rates ranging from 2.5% to 5.9%, have terms of five years, and must be repaid upon the sale of the underlying shares of stock. No loans were issued during fiscal 2001 or 2000.

A summary of the Company's stock option and direct issuance activity and related information follows:

	Shares Available For Grant	*Outstanding Options and Direct Issuances*	*Exercise Prices*	*Weighted-Average Exercise Price*
Balance at January 2, 1999	1,251,140	1,312,500	$ 0.05 - $ 1.25	$ 0.31
Additional shares reserved	2,200,000	–	-	–
Granted	(2,484,200)	2,484,200	1.25 - 16.00	3.08
Exercised	–	(1,411,474)	0.05 - 5.00	1.45
Cancelled	5,000	(5,000)	0.25 - 1.75	0.77
Repurchase and cancellation of unvested shares	37,332	–	0.25	0.25
Balance at January 1, 2000	1,009,272	2,380,226	0.05 - 16.00	2.52
Additional shares reserved	2,090,449	–	-	–
Granted and assumed	(2,413,331)	2,413,331	0.00 - 74.75	30.92
Exercised	–	(573,308)	0.00 - 31.00	2.98
Cancelled	138,834	(138,834)	1.75 - 57.50	31.38
Repurchase and cancellation of unvested shares	25,000	–	2.50 - 10.00	2.80
Balance at December 30, 2000	850,224	4,081,415	0.00 - 74.75	18.26
Additional shares reserved	2,462,349	–	-	–
Granted	(3,110,300)	3,110,300	0.00 - 34.97	16.46
Exercised	–	(370,641)	0.00 - 15.44	1.58
Cancelled	175,599	(175,599)	0.28 - 66.00	21.51
Repurchase and cancellation of unvested shares	13,667	–	0.00 - 52.00	1.76
Balance at December 29, 2001	391,539	6,645,475	$ 0.00 - $74.75	$ 18.26

In addition, the following table summarizes information about stock options that were outstanding and exercisable at December 29, 2001.

Range of Exercise Prices			Outstanding			Exercisable	
			Number of Options	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ 0.00	to	$ 1.25	931,157	6.61	$ 0.55	875,157	$ 0.58
1.75	to	5.00	708,991	7.69	2.70	708,991	2.70
10.00	to	15.00	591,732	8.57	12.74	297,491	11.02
15.10	to	22.63	2,862,684	9.52	16.86	254,596	16.06
22.86	to	34.97	865,423	8.47	30.74	176,815	30.87
35.40	to	52.69	454,655	8.64	49.79	64,872	50.87
55.38	to	74.75	230,833	8.54	60.19	68,869	60.61
$ 0.00	to	$ 74.75	6,645,475	8.60	$ 18.26	2,446,791	$ 9.89

Pro forma information regarding net income (loss) is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock-based awards to employees under the fair value method of that Statement. The fair value of these stock-based awards was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended		
	December 29, 2001	December 30, 2000	January 1, 2000
Employee Stock Option Plans:			
Expected stock price volatility	85%	88%	–
Risk-free interest rate	4.6%	6.2%	6.0%
Expected life (in years)	5.1	5.6	1.0
Dividend yield	–	–	–
Employee Stock Purchase Plan:			
Expected stock price volatility	85%	88%	–
Risk-free interest rate	3.5%	5.0%	–
Expected life (in months)	14	14	–
Dividend yield	–	–	–

The weighted-average fair values of options granted during fiscal 2001, 2000 and 1999 were $12.09, $26.80, and $9.55, respectively. The weighted-average fair values for purchase rights granted under the Purchase Plan for fiscal 2001 and 2000 were $10.05 and $11.94, respectively.

For purposes of pro forma disclosure, the estimated fair value of the Company's stock-based awards to employees is amortized to expense over the vesting period of the underlying instruments. The Company's pro forma information is as follows (in thousands, except per share data):

	Year Ended		
	December 29, 2001	December 30, 2000	January 1, 2000
Pro forma net income (loss)	$(58,779)	$9,120	$11,014
Pro forma basic net income (loss) per share	(1.28)	.24	.73
Pro forma diluted net income (loss) per share	(1.28)	.19	.25

Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock-based awards to employees.

6. Commitments and Contingencies

The Company leases its facilities and certain equipment under operating lease agreements that expire at various dates through 2007. Some of these arrangements contain renewal options, and require the Company to pay taxes, insurance and maintenance costs.

Rent expense under operating leases was $1,724,000, $1,065,000, and $374,000 for fiscal 2001, 2000 and 1999, respectively.

The minimum annual future rentals under the terms of these leases at December 29, 2001 are as follows (in thousands):

Fiscal year	
2002	$1,783
2003	1,795
2004	1,834
2005	1,863
2006	1,083
Thereafter	112
Total minimum lease payments	8,470
Minimum sublease rental income	(234)
Total net minimum lease payments	$8,236

The Company is involved in various legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position or results of operations.

On August 7, 2001, TDK Semiconductor Corporation commenced a lawsuit against the Company for alleged willful infringement by our DAA products of a TDK-held patent. TDK's complaint seeks unspecified treble damages, costs and attorneys' fees, and an injunction. On September 27, 2001, the Company served and filed an answer to TDK's complaint, in which the Company denied infringement and asserted that TDK's patent is invalid. This lawsuit may involve significant expense and may also divert management's time and attention from other aspects of the Company's business. Due to the inherent uncertainties of litigation, we are unable to predict the outcome of this matter.

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court, Southern District of New York against the Company, four officers individually and the three investment banking firms who served as representatives of the underwriters in connection with the Company's initial public offering of common stock completed on March 23, 2000. These claims are brought on the grounds that the registration statement and prospectus for the Company's initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares in the aftermarket at pre-determined higher prices. No specific amount of damages is claimed. The Company intends to vigorously contest this case, and is unable at this time to determine whether the outcome of the litigation will have a material impact on our results of operations or financial condition in any future period.

7. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the values used for income tax purposes. Significant components of the Company's deferred taxes as of December 29, 2001 and December 30, 2000 are as follows:

	December 29, 2001	*December 30, 2000*
Deferred tax liabilities:		
Depreciable assets	$ 1,242	$ 1,387
Prepaid expenses	182	324
	1,424	1,711
Deferred tax assets:		
Research and development tax credit carryforward	464	–
Reserves and allowances	1,083	906
Deferred revenue	1,088	1,003
Accrued liabilities & other	389	251
	3,024	2,160
Net deferred taxes	$ 1,600	$ 449

Upon the acquisition of Krypton in August 2000 and of SNR in October 2000, the Company recorded a net deferred tax liability of approximately $360,000 and $49,000, respectively, due to differences between the book and tax basis of acquired assets and assumed liabilities.

Significant components of the provision (benefit) for income taxes attributable to continuing operations are as follows:

	December 29, 2001	*December 30, 2000*	*January 1, 2000*
Current:			
Federal	$ (1,436)	$ 10,695	$ 4,009
State	(215)	917	393
Total Current	(1,651)	11,612	4,402
Deferred:			
Federal	(1,031)	202	(993)
State	(121)	18	(85)
Total Deferred	(1,152)	220	(1,078)
	$ (2,803)	$ 11,832	$ 3,324

The Company's provision (benefit) for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate to income (loss) before income taxes as a result of the following:

	December 29, 2001	December 30, 2000	January 1, 2000
Pre-tax book income (loss) at statutory rate	(35.0)%	35.0%	35.0%
State taxes, net of federal benefit	(0.2)	4.0	3.0
Non-deductible intangible amortization and impairment charges	27.1	–	–
Non-deductible deferred compensation expense	3.8	5.1	2.6
Other permanent items	(0.5)	2.5	0.1
Tax credits	(1.0)	(0.8)	(2.4)
Change in valuation allowance	–	–	(15.2)
	(5.8)%	45.8%	23.1%

The exercise of certain stock options which have been granted under the 2000 Plan results in compensation which is includable in the taxable income of the exercising option holder and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant of the exercised stock options and, in accordance with APB No. 25, such compensation is not recognized as an expense for financial accounting purposes; however, the related tax benefits are recorded as an increase to additional paid-in capital.

8. Employee Benefit Plan

The Company maintains a defined contribution or 401(k) Plan for the benefit of substantially all employees. To be eligible for the 401(k) Plan, employees must have reached the age of 21. Participants may elect to contribute up to 15% of their compensation to the 401(k) Plan. The Company may make discretionary matching contributions of up to 10% of a participant's compensation as well as discretionary profit-sharing contributions to the 401(k) Plan. The Company's contributions to the 401(k) Plan vest over four years at a rate of 25% per year. The Company contributed $269,000 and $219,000 to the 401(k) Plan during fiscal 2001 and 2000, respectively. No matching contribution was made during fiscal 1999.

All of the quarterly periods reported here had thirteen weeks. Quarterly financial information for fiscal 2001 and 2000 (in thousands of dollars except per share amounts):

	Fiscal 2001				*Fiscal 2000*			
	Fourth Quarter	*Third Quarter*	*Second Quarter*	*First Quarter*	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Revenues	$23,583	$19,925	$16,120	$14,437	$29,703	$29,427	$24,286	$19,687
Cost of revenues	9,583	8,544	7,375	6,428	10,324	10,130	8,390	6,757
Gross profit	14,000	11,381	8,745	8,009	19,379	19,297	15,896	12,930
Operating expenses:								
Research and development	7,728	7,672	7,070	6,508	6,132	5,263	4,444	3,580
Selling, general & administrative	5,858	5,362	4,746	4,090	4,947	5,128	4,355	3,218
Write-off of in-process research and development	–	–	–	–	–	394	–	–
Goodwill amortization	–	–	2,084	2,103	2,067	1,240	–	–
Impairment of goodwill and other intangible assets	–	34,885	–	–	–	–	–	–
Amortization of deferred stock compensation	1,295	1,319	1,331	1,331	1,311	884	787	779
Operating expenses	14,881	49,238	15,231	14,032	14,457	12,909	9,586	7,577
Operating income (loss)	(881)	(37,857)	(6,486)	(6,023)	4,922	6,388	6,310	5,353
Other income (expense):								
Interest income	682	857	1,044	1,039	1,284	1,248	1,258	248
Interest expense	(173)	(179)	(201)	(198)	(204)	(339)	(342)	(277)
Income (loss) before income taxes	(372)	(37,179)	(5,643)	(5,182)	6,002	7,297	7,226	5,324
Provision (benefit) for income taxes	(801)	(651)	(757)	(594)	3,136	3,332	3,045	2,319
Net income (loss)	$ 429	$ (36,528)	$ (4,886)	$ (4,588)	$ 2,866	$ 3,965	$ 4,181	$ 3,005
Net income (loss) per share:								
Basic	$.01	$ (.79)	$ (.11)	$ (.10)	$.06	$.09	$.10	$.14
Diluted	$.01	$ (.79)	$ (.11)	$ (.10)	$.06	$.08	$.08	$.07
Weighted-average common shares outstanding:								
Basic	46,659	46,210	45,840	45,367	44,820	43,917	43,279	21,221
Diluted	50,890	46,210	45,840	45,367	49,435	49,987	49,812	45,952

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

As of a percentage of revenues

	Fiscal 2001				*Fiscal 2000*			
	Fourth Quarter	*Third Quarter*	*Second Quarter*	*First Quarter*	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	40.6	42.9	45.8	44.5	34.8	34.4	34.5	34.3
Gross profit	59.4	57.1	54.2	55.5	65.2	65.6	65.5	65.7
Operating expenses:								
Research and development	32.8	38.5	43.9	45.1	20.6	17.9	18.3	18.2
Selling, general & administrative	24.8	26.9	29.4	28.3	16.7	17.4	17.9	16.3
Write-off of in-process research and development	–	–	–	–	–	1.3	–	–
Goodwill amortization	–	–	12.9	14.6	7.0	4.2	–	–
Impairment of goodwill and other intangible assets	–	175.1	–	–	–	–	–	–
Amortization of deferred stock compensation	5.5	6.6	8.3	9.2	4.4	3.0	3.2	4.0
Operating expenses	63.1	247.1	94.5	97.2	48.7	43.9	39.5	38.5
Operating income (loss)	(3.7)	(190.0)	(40.3)	(41.7)	16.5	21.7	26.0	27.2
Other income (expense):								
Interest income	2.9	4.3	6.5	7.2	4.3	4.2	5.2	1.3
Interest expense	(0.7)	(0.9)	(1.2)	(1.4)	(0.6)	(1.2)	(1.4)	(1.4)
Income (loss) before income taxes	(1.5)	(186.6)	(35.0)	(35.9)	20.2	24.8	29.8	27.0
Provision (benefit) for income taxes	(3.4)	(3.3)	(4.7)	(4.1)	10.5	11.3	12.5	11.8
Net income (loss)	1.9%	(183.3)%	(30.3)%	(31.8)%	9.7%	13.5%	17.2%	15.3%

Adjusted Net Income (Loss)/Adjusted Diluted Net Income (Loss) Per Share
(in thousands, except per share data)

	Fiscal 2001				*Fiscal 2000*			
	Fourth Quarter	*Third Quarter*	*Second Quarter*	*First Quarter*	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Net income (loss)	$ 429	$(36,528)	$ (4,886)	$ (4,588)	$ 2,866	$ 3,965	$ 4,181	$ 3,005
Non-cash adjustments:								
Write off of in-process research and development	–	–	–	–	–	394	–	–
Goodwill amortization	–	–	2,084	2,103	2,067	1,240	–	–
Impairment of goodwill and other intangible assets	–	34,885	–	–	–	–	–	–
Amortization of deferred stock compensation	1,295	1,319	1,331	1,331	1,311	884	787	779
	1,295	36,204	3,415	3,434	3,378	2,518	787	779
Adjusted net income (loss)	$ 1,724	$ (324)	$ (1,471)	$ (1,154)	$ 6,244	$ 6,483	$ 4,968	$ 3,784
Shares used in computing adjusted diluted net income (loss) per share	50,890	46,210	45,840	45,367	49,435	49,987	49,812	45,952
Adjusted diluted net income (loss) per share	$0.03	$(0.01)	$(0.03)	$(0.03)	$0.13	$0.13	$0.10	$0.08

CORPORATE DIRECTORY

DIRECTORS

Navdeep S. Sooch
Silicon Laboratories Inc.
Chairman of the Board
Chief Executive Officer

William G. Bock
Verity Ventures
General Partner

H. Berry Cash
InterWest Partners
General Partner

Jeffrey W. Scott
Silicon Laboratories Inc.
Vice President

David R. Welland
Silicon Laboratories Inc.
Vice President

William P. Wood
Special Limited Partner
of Austin Ventures

EXECUTIVE OFFICERS

Navdeep S. Sooch
Chairman of the Board
Chief Executive Officer

John W. McGovern
Chief Financial Officer

Daniel A. Artusi
Chief Operating Officer

Bradley J. Fluke
Vice President

Gary R. Gay
Vice President

Edmund G. Healy
Vice President

Jonathan D. Ivester
Vice President

Jeffrey W. Scott
Vice President

David R. Welland
Vice President

CORPORATE INFORMATION

Stock Listing: Common stock traded on Nasdaq National Market

Symbol: SLAB

Options: The Company's options are traded on the Chicago Board Options Exchange and the American Stock Exchange.

Legal Counsel
Brobeck, Phleger & Harrison, LLP
4801 Plaza on the Lake
Austin, TX 78746

Fish & Neave
1251 Avenue of the Americas
New York, NY 10020

Independent Auditors
Ernst & Young LLP
700 Lavaca Street, Suite 1400
Austin, TX 78701

Transfer Agent and Registrar
Equiserve Trust Company N.A.
150 Royall Street
Canton, MA 02021

Annual Meeting: The Silicon Laboratories Inc. annual meeting will be held on Wednesday, April 24, 2002, at 10:00 a.m. at the Ladybird Johnson Wildflower Center, 4801 La Crosse Avenue, Austin, Texas.

Investor Relations: For more information on Silicon Laboratories or additional copies of this report, please visit our website, www.silabs.com, or contact our investor relations department:

Investor Relations
Silicon Laboratories Inc.
4635 Boston Lane
Austin, TX 78735
Tel: 512-464-9498 Fax: 512-428-1555
Email: investor.relations@silabs.com

Stock Price Range: The following table sets forth, for the periods indicated, the range of high and low per-share sales prices of the Company's Common Stock as reported by the Nasdaq National Market.

	2000		2001	
Quarter	*High*	*Low*	*High*	*Low*
Q1	105.75	62.98	26.00	11.25
Q2	102.75	45.50	28.99	14.23
Q3	78.00	36.00	24.20	12.95
Q4	42.13	10.13	41.24	10.23

(First quarter of 2000 is from March 24, 2000)



SILICON LABORATORIES

Silicon Laboratories Inc.
4635 Boston Lane
Austin, Texas 78735
512.416.8500
www.silabs.com